                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                                Jenna Lane, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  476142 10 4
                                  -----------
                                 (CUSIP Number)

                               Lawrence E. Kaplan
                          150 Vanderbilt Motor Parkway
                           Hauppauge, New York 11788
                                (516) 273-0058
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 19, 1997
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.........476142 10 4                       Page 2 of 4 Pages
                 -----------
--------------------------------------------------------------------------------
        1) Name of Reporting Person........Lawrence Kaplan
           S.S. or I.R.S. Identification No. of Above Person....###-##-####
--------------------------------------------------------------------------------
        2) Check the Appropriate Box if a Member of a Group (see
             Instructions)                      (a)......
                                                (b)......
--------------------------------------------------------------------------------
        3) SEC Use Only..........................................
--------------------------------------------------------------------------------
        4) Source of Funds (See Instructions).......(See Item 3)
--------------------------------------------------------------------------------
        5) Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)........................
--------------------------------------------------------------------------------
        6) Citizenship or Place of Organization.........U.S.
--------------------------------------------------------------------------------
Number of                       (7) Sole Voting Power...........445,475
Shares Bene-                    ------------------------------------------------
ficially Owned                  (8) Shared Voting Power.........209,516
by Each Reporting               ------------------------------------------------
Person With                     (9) Sole Dispositive Power......445,475
                                ------------------------------------------------
                                (10) Shared Dispositive Power...209,516
--------------------------------------------------------------------------------
        11) Aggregate Amount Beneficially Owned by Each Reporting
        Person.......654,991
--------------------------------------------------------------------------------
        12) Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)........................
--------------------------------------------------------------------------------
        13) Percent of Class Represented by Amount in Row 11..14.97%
--------------------------------------------------------------------------------
        14) Type of Reporting Person (See Instructions).....IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Jenna Lane, Inc. (the "Issuer"), whose principal executive offices are located at 1407 Broadway, Suite 1801, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Name: Lawrence Kaplan

     (b) Residence or business address: 150 Vanderbilt Motor Parkway, Suite 311, Hauppauge, New York 11788

     (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Kaplan is the sole shareholder, officer and director of G-V Capital Corp., an NASD registered broker-dealer. Reporting person is a former director of the Issuer.

     (d) Involvement in Certain Legal Proceedings.  Not applicable

     (e) Party to a Civil Proceeding.  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     57,143 shares of Common Stock disclosed herein were granted to the reporting person by the Issuer as compensation for his service as a director of the Issuer at no cost to reporting person. The remainder of shares were purchased with personal funds. 47,619 shares were sold in April 1996 to Mitchell Dobies through the delivery of a promissory note in the amount of $31,125.00 to reporting person. 47,619 shares were sold to Charles Sobel in April 1996 through delivery of a promissory note in the amount of $31,125.00 to reporting person. No funds were borrowed by reporting person in connection with the issuance of any of the shares reported herein. 175,000 shares disclosed herein are issuable upon exercise of 175,000 Redeemable Class A Warrants of Issuer owned by reporting person, which were purchased as part of an investment unit with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transactions are for private investment. The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Reporting person beneficially owns an aggregate of 654,991 shares of Common Stock, representing 14.97% of the outstanding shares of Common Stock.

     (b) As to 445,475 shares, reporting person has sole power to vote and dispose or direct the disposition thereof. As to the remaining shares, (i) 19,048 are held by Helaine Kaplan, Mr. Kaplan's wife, as custodian for their two children, Michelle Kaplan and Robert Kaplan; (ii)Mr. Kaplan jointly owns 95,230 shares with Helaine Kaplan and (iii) 95,238 shares are owned by G-V Capital Corp., of which Mr. Kaplan is the sole shareholder, officer and director.

     (c) 365,714 shares reported herein were acquired by Mr. Kaplan directly from the Issuer at the following times: November 7, 1995, 47,619 shares (as part of investment unit with a purchase price of $125,000.00, comprising a $125,000.00 promissory note and such 47,619 shares); February 9, 1996, 190,476 shares (purchased from a shareholder for $124,500.00); April 11, 1996, 70,476 shares (purchased from a shareholder for $37,500.00); and June 30, 1996, 57,143 shares. The 57,143 shares acquired on June 30, 1996 were granted as compensation to the reporting person as a director at no cost to reporting person and are subject to repurchase by the Issuer if it does not attain certain
financial milestones.   47,619 shares were sold in April 1996 to Mitchell Dobies
through the delivery of a promissory note in the amount of $31,125.00 to reporting person. 47,619 shares were sold to Charles Sobel in April 1996 through delivery of a promissory note in the amount of $31,125.00 to reporting person. The 19,048 shares held by Helaine Kaplan as custodian for Michelle Kaplan and Robert Kaplan, Mr. Kaplan's daughter and son respectively, were purchased on April 13, 1995 for a total purchase price of $20,000.00. On April 13, 1995, 95,238 shares were issued to G-V Capital Corp. as part of its compensation for assisting the Company in a private placement. Also on April 13, 1995, 95,230 shares were purchased jointly with Helaine Kaplan for a total purchase price of $100,000.00. 175,000 shares disclosed herein are issuable upon exercise of 175,000 Redeemable Class A Warrants of Issuer owned by reporting person, which were purchased as part of an investment unit comprising a promissory note for $87,500 and 175,000 Warrants for an aggregate purchase price of $87,500.

     (d) With the exception of the 19,048 shares held by Helaine Kaplan as custodian for Mr. Kaplan's children, the 95,238 shares held by G-V Capital Corp. and the 95,230 shares held jointly with Helaine Kaplan, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Kaplan has executed an agreement (the "Lock-Up Agreement") providing that all securities which he acquired in 1995 cannot be transferred or sold for a period of one (1) year


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from March 19, 1997 and that all securities which he acquired in 1996 cannot be transferred or sold for a period of two (2) years from March 19, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Lock-Up Agreement

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:               3/25/97
                                            ------------------------------------


                                                      /s/ Lawrence Kaplan
                                            ------------------------------------
                                            LAWRENCE KAPLAN



EXHIBIT INDEX

Exhibit 1.  Lock-Up Agreement
_____________________________________________


                                      5
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EXHIBIT 1:


Jenna Lane, Inc.
1407 Broadway
New York, NY 10018

Walsh Manning Securities, LLC
90 Broad Street
New York, NY 10004

     RE:  Jenna Lane, Inc.
          Director/Officer Lockup
          -----------------------

Dear Sir/Madam:

     The undersigned is the beneficial owner of securities of Jenna Lane, Inc. (the "Company"). The undersigned has been advised that the Company has entered into a Letter of Intent with Walsh Manning Securities, LLC for a public offering by the Company of approximately $7,000,000 of gross proceeds (the "Public Offering"). The undersigned further understands that it is a condition of the Letter of Intent and successful completion of the Public Offering, including listing of the Company's securities on the Nasdaq National Market System, that the undersigned execute and deliver this Letter Agreement. The undersigned hereby agrees that, (i) for a period of one years from the date of the final Prospectus covering the Public Offering of the Company (the "Effective Date"), the undersigned will not offer, pledge, sell, hypothecate, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly (collectively, a "Transfer"), any securities of the Company acquired by the undersigned prior to December 31, 1995 and beneficially owned by the undersigned and (ii) for a period of two years from the Effective Date, the undersigned will not Transfer any securities of the Company acquired by the undersigned after December 31, 1995 and prior to the Effective Date and beneficially owned by the undersigned.

     The undersigned acknowledges and agrees that the Company will request that the Company's transfer agent place a stop transfer instruction on all securities of Jenna Lane, Inc. held or beneficially owned by the undersigned, reflecting this Letter Agreement.

Date: March 6, 1997                                /s/ Lawrence Kaplan
                                              ----------------------------------
                                              Lawrence Kaplan

Please date, sign exactly as name appears on the records of the Company, and promptly return in the enclosed envelope. When signing as guardian, executor, administrator, attorney, trustee, custodian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title. If a partnership, sign in partnership name by authorized person. In the case of joint ownership, each joint owner must sign.

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